PRECISION CASTPARTS CORP. AND WYMAN-GORDON COMPANY ANNOUNCE EXTENSION OF TENDER OFFER FOR WYMAN-GORDON COMPANY COMMON STOCK

PORTLAND, Oregon and GRAFTON, Massachusetts, - August 9, 1999 - Precision Castparts Corp. (NYSE:PCP) and Wyman-Gordon Company (NYSE:WYG) today announced that the expiration date of the previously announced $20.00 per share cash tender offer by Precision Castparts Corp.'s subsidiary, WGC Acquisition Corp., for all outstanding shares of common stock of Wyman-Gordon Company has been extended until midnight, New York City time, on Friday, August 27, 1999; provided, however, that if the applicable waiting p

As of the close of business on August 6, 1999, approximately 21,900,000 shares of common stock of Wyman-Gordon Company had been tendered in the tender offer. This constitutes approximately 61% of Wyman-Gordon Company's outstanding shares as of the commencement of the tender offer.

Precision Castparts Corp. is a worldwide manufacturer of complex metal components and products. Wyman-Gordon Company is a leader in forgings, investment castings, and composite structures.

Contacts: Dwight Weber, Precision Castparts Corp. - 503-417-4855
Denis Poirier, Wyman-Gordon Company - 508-839-8224